Prudential Investments LLC

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

October 1, 2010

The Board of Directors

The Prudential Investment Portfolios, Inc.

Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Re:     Management Fee Waiver Arrangement: Prudential Asset Allocation Fund

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To the Board of Directors:

Effective October 1, 2010, Prudential Investments LLC (“PI”), as the Investment Manager to The Prudential Investment Portfolios, Inc., has contractually agreed through January 31, 2012 to waive up to 2 basis points of its management fee to the extent that the Fund’s annual operating expenses exceed 0.86% (exclusive of taxes, interest, brokerage commissions, distribution fees and non-routine expenses) of the Fund’s average daily net assets.

Prudential Investments LLC

By:     /s/ Scott E. Benjamin

Scott E. Benjamin

Executive Vice President